EXHIBIT 99.1

CONSENT, WAIVER AND AMENDMENT

          THIS CONSENT, WAIVER AND AMENDMENT AGREEMENT (this “Agreement”), dated as of July 31, 2008 is entered into by and among Clearly Canadian Beverage Corporation, a corporation organized under the laws of British Columbia, Canada (the “Company”), and the persons identified as “Holders” on the signature pages hereto (the “Holders”). Defined terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

          WHEREAS, pursuant to a Securities Purchase Agreement, dated as of September 25, 2007 (the “Purchase Agreement”), among the Company and the Holders, the Holders purchased from the Company an aggregate of $9,360,000 in principal amount of Senior Convertible Notes of the Company (the “Notes”).

          WHEREAS, the parties desire to amend the Notes and certain other Transaction Documents pursuant to the terms hereof.

          NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Holder and the Company hereby agrees as follows:

          1.      Amendment to the Conversion Price of the Notes.

          (a)      Section 3(b)(ii) of each of the Notes is hereby amended and restated in its entirety as follows:

                   ““Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination, $1.75, subject to adjustment as provided herein.”

          2.      Amendment to Section 7 of the Note. The following is hereby added as new Section 7(d) to the Notes:

                    ““Other Adjustments” In addition to the other adjustments herein, the following adjustments shall be applied to the Conversion Price:

                    (i)      on July 31, 2009 (the “2009 Trigger Date”), the Conversion Price as to a principal amount (the “33% 2009 Principal Amount”) equal to (A) 33% of the outstanding principal amount of this Note as of July 31, 2008 less (B) any amounts called pursuant to that certain Call Option Agreement dated July 31, 2008 by and among the Company, the Holder, the holders of the Other Notes and Albert Aimers (the “Option Agreement”) during the period from July 31, 2008 through July 31, 2009, shall be reduced to equal the lesser of (X) the then Conversion Price and (Y) a price equal to the average of each of the Weighted Average Prices for the five Trading Days immediately prior to the 2009 Trigger Date, subject to further adjustment as provided herein (such lower price, the “2009 Adjusted Conversion Price”).

                    (ii)      on July 31, 2010 (the “2010 Trigger Date”), the Conversion Price as to a principal amount (the “33% 2010 Principal Amount”) equal to (A) 33% of the outstanding principal amount of the 67% 2009 Replacement Note (as defined below) as of July 31, 2009 less (B) any amounts called pursuant to the Option Agreement during the period from July 31, 2009 through July 31, 2010 shall be reduced to equal the lesser of (X) the then Conversion Price and (Y) a price equal to the average of each of the Weighted Average Prices for the five Trading Days immediately prior to the 2010 Trigger Date, subject to further adjustment as provided herein (such lower price, the “2010 Adjusted Conversion Price”).

                    (iii)      For clarity, the Conversion Price may only be adjusted downward pursuant to this Section 7(d).”

                    (iv)      In addition, on the 2009 Trigger Date the Company shall issue to each Holder two Notes in replacement of its Note, and in the form of the Notes (and including a representation from the Company that the holding period of such Notes (and Underlying Shares issuable upon conversion thereof) for purposes of Rule 144 shall tack back to the original Issuance Date of the Note (September 26, 2007)): (A) one Note with a principal amount equal to the 33% 2009 Principal Amount and a Conversion Price equal to the 2009 Adjusted Conversion Price, and (B) one Note with a principal amount equal to the principal amount of such Holder’s Note on the 2009 Trigger Date less the 33% 2009 Principal Amount, and a Conversion Price equal to the then-effective Conversion Price of the Note (the “67% 2009 Replacement Note”). On the 2010 Trigger Date the Company shall issue to each Holder two Notes in replacement of its 67% 2009 Replacement Note, and in the form of the Notes (and including a representation from the Company that the holding period of such Notes (and Underlying Shares issuable upon conversion thereof) for purposes of Rule 144 shall tack back to the original Issuance Date of the Note (September 26, 2007)): (X) one Note with a principal amount equal to the 33% 2010 Principal Amount and a Conversion Price equal to the 2010 Adjusted Conversion Price, and (Y) one Note with a principal amount equal to the principal amount of such Holder’s 67% 2009 Replacement Note on the 2010 Trigger Date less the 33% 2010 Principal Amount, and a Conversion Price equal to the then-effective Conversion Price of the 67% 2009 Replacement Note.

          3.      Amendment to the Exercise Price of the Warrants. The Exercise Price (as defined in the Warrants) of all of the Warrants issued pursuant to the Purchase Agreement shall be reduced to $1.75, and the number of Warrant Shares issuable thereunder shall be increased such that the aggregate Exercise Price payable thereunder, after taking into account such decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment, subject to further adjustment pursuant to the Warrants.

          4.      Amendment to definition of “Excluded Securities” in the Notes and the Maturity Date of the Notes.

          (i)      Section 32(m) of each Note is hereby amended in its entirety and replaced with the following:

          “(m)      "Excluded Securities" means any Common Shares issued or issuable: (i) in connection with any Approved Share Plan with exercise or purchase prices not less than the Weighted Average Price of the Common Stock on the date of grant or issuance which are issued or sold to employees, consultants, officers or directors of the Company for the primary purpose of soliciting or retaining their employment or service; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) in connection with the payment of any Interest Shares on the Notes; (iv) upon exercise of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date; (v) in connection with any strategic acquisition or transaction by the Company with one or more non-affiliated third parties on an arm’s length basis, whether through an acquisition of stock or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; (vi) to any third party consultant of the Company, or upon exercise of any Options or Convertible Securities by any third party consultant of the Company, in an amount not to exceed 500,000 Common Shares, in the aggregate, in any 365 calendar day period (such amount to exclude any such securities issued or issuable to any third party consultant prior to the date hereof, provided that such securities are not amended, modified or changed on or after the Subscription Date); and (vii) in connection with the payment of Reingold Interest Shares on the Reingold Note; provided however, that, in no event shall Variable Equity Securities be considered Excluded Securities.”

          (ii)      The second sentence of Section 1 of each Note is hereby in its entirety and replaced with the following:

          “The "Maturity Date" shall be September 26, 2011, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) or any event that shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) Business Days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5(b)) is delivered prior to the Maturity Date.”

          5.        Amendment to Reingold Note. Pursuant to subsection (ii) of Section 16(f) of the Notes, the Holders, severally and not jointly, provide their written consent that the Company may amend the Reingold Note on the same terms as set forth in Sections 1, 2 and 4 of this Agreement.

          6.        The waivers and amendments set forth herein shall not be effective unless and until (i) all Holders shall have agreed to the terms and conditions hereunder and executed and delivered their signature page hereto to the Company, (ii) all conditions precedent to the effectiveness of this Agreement shall have been satisfied, (iii) the Company shall have paid the Holders all accrued, but unpaid interest and late fees under the Notes, in the individual amounts set forth on Annex A hereto and (iv) the delivery of the Lock-Up Agreement, in the form of Exhibit A attached hereto, duly executed by Bobby Genovese, the Chief Executive Officer of the Company, and the Company, together with all deliverables thereunder. In addition, the respective obligations, amendments, agreements and waivers of the Holders hereunder are subject to the following conditions being met: (a) the accuracy in all material respects of the representations and warranties of the Company contained herein and (b) the performance by the Company of all if its obligations, covenants and agreements required to be performed hereunder.

          7.        As a result of the changes made to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) which are effective February 15, 2008, the Company's obligations, pursuant to the Registration Rights Agreement, dated November 30, 2007, by and among the Company and each of the undersigned (the “Registration Rights Agreement”), to register the shares of Common Stock issuable upon conversion and/or exercise of the (i) Notes, including shares of Common Stock issued in lieu of accrued and unpaid interest thereon, and (ii) Warrants (collectively, the “144 Eligible Securities”), are hereby suspended, so long as (a) the Company is in compliance with the current public information requirement under Rule 144 and (b) the Holder may sell the 144 Eligible Securities without any restriction or limitation under Rule 144 as of that date. In connection with the foregoing, the Company hereby covenants and agrees that at any time during the period commencing on the date hereof and ending at such time that all of the shares of Common Stock issued and issuable upon conversion and/or exercise of the (A) Notes, including shares of Common Stock issued in lieu of accrued and unpaid interest thereon and (B) the Warrants (collectively, the “Underlying Shares”) can be sold without the requirement that adequate public information with respect to the Company be available as set forth in Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c)(1) and such failure exceeds the extension period afforded to the Company under Rule 12b-25 of the 1934 Act to file a report that is not filed within the time period prescribed for such report, provided the Company timely files a Form 12b-25 with the Commission (any such failure being referred to as a “Public Information Failure” and the Business Day immediately following the extension period afforded by Rule 12b-25 being referred to as the “Public Information Failure Date”), then, as partial relief for the damages to the Holder by reason of any such delay in or reduction of its ability to sell the Underlying Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each such Holder an amount in cash equal to two percent (2.0%) of the aggregate purchase price paid by such Holder under the Purchase Agreement for any Securities then held by such Holder on the Public Information Failure Date and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (y) the date such Public Information Failure is cured and (z) such date that the public information requirement set forth in Rule 144(c)(1) is no longer required pursuant to Rule 144. The foregoing payments to which a Holder shall be entitled are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Public Information Failure Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

          8.        On or prior to the date hereof, the Company hereby agrees to cause its legal counsel to issue a legal opinion to the undersigned Holders and the Company’s Transfer Agent that all of the 144 Eligible Securities may be sold pursuant to Rule 144 without volume restrictions or manner of sale limitations as of March 26, 2008 and that certificates representing the 144 Eligible Securities issuable upon conversion of the Notes or a “cashless exercise” of the Warrants may be issued without a restrictive legend. The consents, waivers and amendments of the Holders hereunder shall not be effective unless and until such legal opinion is delivered to the Company’s Transfer Agent and each of the Holders.

          9.        Subject to the terms and conditions set forth herein, the Holders hereby agree, severally, and not jointly, that the Company can withdraw the registration statement filed pursuant to the Registration Rights Agreement, and agree that the Company shall not be required to file or maintain the effectiveness with respect to any Registrable Securities (as defined in the Registration Rights Agreement) that are eligible for resale without volume or manner-of-sale restrictions so long as the Company is in compliance with the current public information requirements pursuant to Rule 144. Subject to the terms and conditions set forth herein, in addition, each Holder hereby waives all accrued but unpaid liquidated damages plus any late fees thereon under the Registration Rights Agreement that have accrued through the date hereof. Subject to the terms and conditions set forth herein, the Holders hereby waive, severally, and not jointly, the following prior Events of Default (as defined in the Notes) solely in connection with (i) claims for anti-dilution adjustment relating to the Reingold Interest Shares that have been issued prior to the date hereof below the Conversion Price (the price at which such shares were issued, the “Dilutive Price”), (ii) the Company’s registration obligations under the Registration Rights Agreement and (iii) the Company’s failure to honor conversion notices based on a Conversion Price equal to the Dilutive Price.

          10.      The Company hereby makes to the Holders the following representations and warranties:

          Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing a Company or Subsidiary debt or otherwise) or other material understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

          Equal Consideration. Except as set forth in this Agreement, no consideration has been offered or paid to any person to amend or consent to a waiver, modification, forbearance or otherwise of any provision of any of the Transaction Documents.

          Survival and Bring Down. All of the Company’s warranties and representations contained in this Agreement shall survive the execution, delivery and acceptance of this Agreement by the parties hereto. Except as set forth on the Amended and Restated Schedules attached hereto, which shall amend and restate the Schedules attached to the Purchase Agreement, the Company expressly reaffirms that each of the representations and warranties set forth in the Purchase Agreement, continues to be true, accurate and complete in all material respects as of the date hereof (except for any representation and warranty made as of a certain date, in which case such representation and warranty shall be true, accurate and complete as of such date), and the Company hereby remake and incorporate herein by reference each such representation and warranty as though made on the date of this Agreement.

           No Defaults. Following the execution and delivery of this Agreement by the parties hereto, no Event of Default has occurred and is continuing as of the date hereof.

          11.      The Holders, severally and not jointly, hereby represent and warrant to the Company (i) that each of the representations and warranties set forth in Section 2 of the Purchase Agreement, continues to be true, accurate and complete as of the date hereof (except for the last sentence of Section 2(a) or in Section 2(g) of the Purchase Agreement, and except for any representation and warranty made as of a certain date, in which case such representation and warranty shall be true, accurate and complete as of such date, and not the date hereof, including, without limitation, Section 2(k) of the Purchase Agreement), (ii) that it continues to own all right, title and interest in and to the Notes and Warrants set forth on its signature page hereto and (iii) that, following the execution and delivery hereof, to its knowledge, without independent investigation, it is not aware of any Event of Default that has occurred and is continuing as of the date hereof (it being understood that except as expressly set forth in Section 8 hereof, nothing herein shall be construed as a waiver of any past or future Events of Default).

          12.      Concurrently herewith, the Company shall deliver to the Holders an opinion of outside counsel regarding this Agreement and the transactions contemplated hereby, in form and substance reasonably acceptable to the Holders.

          13.      Except as expressly set forth above, all of the terms and conditions of the Transaction Documents shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein (including, without limitation, the right to any anti-dilution adjustments under the Notes and Warrants). Within 1 Trading Day of the date hereof, the Company shall issue a Current Report on Form 6-K reasonably acceptable to the Holders, attaching this agreement, and disclosing the material terms of the transactions contemplated hereby.

          14.      This Agreement may be executed in two or more counterparts and by facsimile signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement. The Company hereby agrees that it will reimburse (i) Midsummer Capital, LLC the sum of $10,000 for its legal fees and expenses and (ii) Hudson Bay Capital the sum of $5,000 for its legal fees and expenses, upon its execution of this Agreement. Except as set forth in this section, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

          15.      The Company has elected to provide all Holders with the same terms and form of amendment, consent and waiver for the convenience of the Company and not because it was required or requested to do so by the Holders. The obligations of each Holder under this amendment, consent and waiver, and any Transaction Document are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance or non-performance of the obligations of any other Holder under this amendment, consent and waiver or any Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Holder pursuant thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this amendment, consent and waiver or the Transaction Documents. Each Holder shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this amendment, consent and waiver or out of the other Transaction Documents, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. Each Holder has been represented by its own separate legal counsel in their review and negotiation of this amendment, consent and waiver and the Transaction Documents.

           IN WITNESS WHEREOF, this Agreement is executed as of the date first set forth above.

CLEARLY CANADIAN BEVERAGE CORPORATION

By:_____________________________________
Name:
Title:

[signature page(s) of Holders to follow]

COUNTERPART SIGNATURE PAGE
OF HOLDER TO
CCBEF AMENDMENT

Name of Holder:______________________________________

By:________________________________________________

Name: _____________________________________________

Title:______________________________________________

Principal Amount of Note currently outstanding: ____________

EXHIBIT A

LOCK UP AGREEMENT

             LOCK UP AGREEMENT (this “Agreement”), dated July 31, 2008, made by and among Clearly Canadian Beverage Corporation (the “Company”) and Robert Genovese (“BG”), a holder of the common stock of the Company, in favor of each of the holders of the Company’s Senior Convertible Notes due, unless due earlier pursuant to the terms therein, September 26, 2011 (collectively, the “Lenders”). Defined terms not defined herein shall have the meanings set forth in the Purchase Agreement (as defined below).

W I T N E S S E T H:

             WHEREAS, the Lenders have, severally and not jointly, loaned the Company an aggregate of $9,360,000 pursuant to the terms and conditions set forth in a securities purchase agreement dated as of September 25, 2007 among the Company and the Lenders (the “Purchase Agreement”), pursuant to which the Company issued to each Lender a Senior Convertible Note of the Company (the “Notes”);

             WHEREAS, pursuant to a consent, waiver and amendment agreement of even date herewith (the “Amendment”), the Company and the Lenders desire to amend certain provisions of the Transaction Documents (as defined in the Purchase Agreement), and the Lenders have agreed, subject to the terms therein, to grant certain waivers to the Company;

             WHEREAS BG has agreed to lock up all of the common shares of the Company (the “Common Stock”) and other securities of the Company owned by him (the “Subject Shares” as defined hereinafter) until such time as the Lenders’ Notes are repaid in full by the Company; and

             NOW, THEREFORE, in consideration of the premises, covenants and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Agreement to Lock up.

1.1         BG agrees that he shall deposit or cause to be deposited, including giving any necessary instructions to an escrow agent, all of the shares of Common Stock and other securities of the Company owned by BG and his affiliates, currently owned or hereafter acquired by BG or his affiliates, other than the Series A warrants (the “Series A Warrants”) and any common shares issued pursuant to a cash exercise of such Series A Warrants, as more particularly set forth in Schedule A attached hereto (the “Subject Shares”). In no event shall securities issued pursuant to the cash exercise of the Series A Warrants be considered Subject Shares. BG agrees that he shall cause all other acts and things under his control to be done to validly deliver the Subject Shares in escrow in accordance with this Agreement.

Delivery of Subject Shares.

2.1         On or before the date hereof, all certificates representing or evidencing the Subject Shares, in suitable form for transfer by delivery, or accompanied by instruments of transfer or assignment duly executed in blank, including a signature guarantee, are being deposited with and delivered to John H. Frank Law Corporation, Suite 1925 – 700 West Georgia Street, PO Box 10037, Pacific Centre, Vancouver, BC V7Y 1A1, Tel: (604) 687-2244, Fax: (604) 688-6995 (the “Escrow Agent”).

Escrow.

3.1         The Escrow Agent shall hold the Subject Shares in escrow pursuant to the terms hereof.

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Release of Subject Shares.

4.1         The Escrow Agent shall hold the Subject Shares in escrow, and shall release them on the following terms and conditions:

(a)

if the Escrow Agent receives written notice from BG (the “Escrow Notice”) that the Notes have been paid in full, BG shall provide written notice to the Lenders that he has delivered the Escrow Notice to the Escrow Agent;

(b)

upon receipt of the Escrow Notice, the Escrow Agent shall inform each of the Lenders that he intends to release the Subject Shares within seven days if any of the Lenders does not deliver a written notice disputing that the Notes have been paid in full (the “Dispute Notice”);

(c)	if within seven days of receiving the Escrow Notice the Escrow Agent receives a Dispute Notice, the Escrow Agent shall not release any of the Subject Shares until:

(i)

it receives written notice executed by the Lenders, Company and BG that the dispute has been settled and directing it to deliver the Subject Shares as set out in such notice (a “Dispute Resolution Notice”); or

	(ii)	it receives written notice from the auditor of the Company that the Notes have been fully paid.

4.2         If the Escrow Agent does not receive a Dispute Notice as contemplated by paragraph 4.1, the Escrow Agent shall release the Subject Shares to the possession of BG and the Lenders shall have no further claim against BG with respect to the Subject Shares.

Representations and Warranties and other Agreements.

5.1         BG represents, warrants and agrees as follows:

(a)

BG is the legal, record and beneficial owner of the Subject Shares owned by BG, free and clear of any lien, security interest, restriction, option or other charge or encumbrance (collectively, “Liens”).

(b)	The only securities of the Company, other than the Series A Warrants currently held by BG, owned beneficially or of record, directly or indirectly, by BG and his affiliates are the Subject Shares.

(c)	There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

5.2         No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from BG of any of the Subject Shares or any interest therein or right thereto, except pursuant to this Agreement.

5.3         This Agreement has been duly executed and delivered by BG and constitutes a valid and binding obligation of BG enforceable against him in accordance with its terms.

5.4         All information heretofore, herein or hereafter supplied to the Lenders by or on behalf of BG with respect to the Subject Shares is accurate and complete in all material respects as of the date furnished, and there have been no material changes to any such information since the date it was so furnished.

5.5         BG irrevocably agrees that, from the date hereof until the Notes have been indefeasibly paid in full, BG will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BGs or any affiliate of BG or any person in privity with BG or any affiliate of BG), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or

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liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act with respect to, any shares of Common Stock or Common Share Equivalents beneficially owned or held by BG at the time of this Agreement. Beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act.

5.6         From the date hereof until the Notes have been indefeasibly paid in full, if either the Company or any Subsidiary shall issue any shares of Common Stock or Common Share Equivalents (as defined in the Purchase Agreement) or other equity securities of the Company to BG or any of his respective affiliates, these Common Stock or Common Share Equivalents shall be subject to the terms of this Agreement and shall be locked up pursuant to Section 1.1. Further, the Company shall deliver certificates evidencing any such Common Stock or Common Share Equivalents hereafter issued directly to the Escrow Agent to be held pursuant to the terms hereof.

Further Assurances.

6.1         BG agrees that at any time and from time to time, at the expense of BG, BG shall promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Escrow Agent or the Lenders may reasonably request, in order to deliver the Subject Shares into escrow.

The Escrow Agent's Duties.

7.1         The duties and obligations of the Escrow Agent hereunder shall be governed solely by the provisions of this Agreement, and the Escrow Agent shall have no duties other than the duties expressly imposed upon herein and shall not be required to take any action other than in accordance with the terms hereof. The Escrow Agent shall:

(a)

not be responsible for the genuineness of any signature or document presented to it pursuant to this Agreement and may rely conclusively upon and shall be protected in acting upon any advice, judicial order or decree, certificate, notice, request, consent, statement, instruction other instrument believed by it to be in good faith to be genuine or to be signed or presented by the proper person hereunder, or duly authorized by such person or properly made;

(b)

be entitled to retain counsel to act in reliance be entitled to retain counsel and to act in reliance upon the advice of such counsel in all matters pertaining to this Agreement, and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice; and

(c)

not be bound by any notice of, or demand with respect to, any waiver, modification, amendment, termination, cancellation or rescission of this Agreement, unless in writing and signed by the Lenders and BG and, if the duties of the Escrow Agent are affected thereby, unless it shall have given its prior written consent thereto.

Expenses.

8.1         The Company shall upon demand, pay to the Escrow Agent the amount of any and all reasonable expenses, including reasonable attorneys’ fees and expenses, which the Escrow Agent may incur in connection with the administration of this Agreement and the custody or preservation of any of the Subject Shares.

Governing Law; Terms.

9.1         This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws. BG agrees to submit to the in personam jurisdiction of the state and federal courts situated within the City of New York, State of New York with regard to any controversy arising out of or relating to this Agreement.

Notice.

10.1       All notices and other communications hereunder shall be in writing and shall be deemed to have been received when delivered personally (which shall include, without limitation, via express overnight courier) or if mailed, three (3) business days after having been mailed by registered or certified mail, return receipt requested, postage prepaid, to the addresses of the parties as set forth herein.

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Indemnity of the Escrow Agent.

11.1       BG and the Company shall indemnify and save harmless the Escrow Agent of and from all other claims, demands, damage, loss or expense arising out of its performance of its duties hereunder, other than those claims, demands, damage, loss or expense arising out of its gross negligence or wilful misconduct.

Severability.

12.1       The provisions of this Agreement are severable. If any provision of this Agreement is held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such provision, or part thereof, in such jurisdiction, and shall not in any manner affect such provision or part thereof in any other jurisdiction, or any other provision of this Agreement in any jurisdiction.

Counterparts.

13.1       This Agreement may be executed in several counterparts, each of which shall be considered an original, but all of which together shall constitute one and the same instrument.

Amendments; Entire Agreement.

14.1       This Agreement is subject to modification only by a writing signed by the parties. This Agreement and the other Transaction Documents constitute the entire agreement of the parties with respect to the subject matter of this Agreement.

Successors and Assigns.

15.1      This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and assigns; provided, however, that BG may, without the prior written consent of the Lenders, assign or delegate any rights, powers, duties or obligations hereunder, and any such purported assignment or delegation without such consent shall be null and void.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOLLOWS]

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          IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

BG:

__________________________
Print Name:
Address for Notice:

__________________________
Print Name:
Address for Notice:

THE COMPANY:

CLEARLY CANADIAN BEVERAGE CORPORATION

By: _________________________
Name:
Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR LENDERS FOLLOWS]

[LENDERS SIGNATURE PAGES TO LOCK UP AGREEMENT]

Name of Lender: _________________________________

Signature of Authorized Signatory of Lender: ____________________________

Name of Authorized Signatory: ________________________________

Title of Authorized Signatory: _______________________________

SCHEDULE A

Subject Shares

2,670,651 common shares of Clearly Canadian Beverage Corporation

1,600,000 Variable Multiple Voting Shares of Clearly Canadian Beverage Corporation

Series A Warrants

4,000,000 Series A Warrants of Clearly Canadian Beverage Corporation, expiring December 2010, with an exercise price of $1.25 per share.